# Fax

RECEIVED
2008 APR 30 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

SUPPL

| | | | |
|---|---|---|---|
| **To:** | Securities and Exchange Commission | **Fax (to):** | 001 202 772 9207 |
| **From:** | Ruth Pavey | **Date:** | |
| **Subject:** | Liberty International PLC<br>Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934<br>File No. 82-34722 | | |

To:

Attn: SEC Release

Fax: +12027729207

Date: 29.04.2008

From: Liberty International PLC

Headline: Notice of Quarterly Report

08002245

PROCESSED
MAY 06 2008
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Notice of Quarterly Report

29 April 2008

LIBERTY INTERNATIONAL PLC
NOTIFICATION OF QUARTERLY REPORT

Liberty International PLC announces that it intends to release its quarterly report for the three month period ended 31 March 2008 on Wednesday 7 May 2008.

Enquiries:
Susan Folger    Company Secretary, Liberty International PLC    + 44 20 7887 7073

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# Fax



LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

| | | | |
|---|---|---|---|
| **To:** | Securities and Exchange Commission | **Fax (to):** | 001 202 772 9207 |
| **From:** | Ruth Pavey | **Date:** | |
| **Subject:** | Liberty International PLC<br>Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934<br>File No. 82-34722 | | |

To:

Attn: SEC Release

Fax: +12027729207

Date: 29.04.2008

From: Liberty International PLC

Headline: Director/PDMR Shareholding

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Director/PDMR Shareholding

Liberty International PLC ("the Company")

DIRECTORS' AND PDMRs' SHAREHOLDINGS

Under Liberty International PLC's Share Incentive Plan ("SIP") all eligible employees, including Executive Directors and PDMRs may save up to £125 per month which is used to purchase ordinary shares (Partnership Shares) in Liberty International PLC at the end of a twelve month accumulation period. The Partnership shares are purchased at the lower of the market price of the shares at the start or at the end of the accumulation period. For every two Partnership Shares purchased, Liberty International purchases one additional ordinary share (Matching Share).

In accordance with DTR 3.1.4R, details of the Partnership Shares and Matching Shares acquired on 24 April 2008 at a price of £10.12 per share, and held in trust on behalf of Executive Directors and PDMRs in respect of the accumulation period ended 31 March 2008, are shown below.

Partnership and Matching Shares acquired on behalf of Executive Directors and PDMRs

| | Partnership Shares | Matching Shares |
|---|---|---|
| Directors: | | |
| David Fischel | 148 | 74 |
| Kay Chaldecott | 148 | 74 |
| Ian Hawksworth | 148 | 74 |
| | | |
| PDMRs: | | |
| Bill Black | 148 | 74 |
| Richard Cable | 148 | 74 |
| Martin Ellis | 149 | 76 |
| Caroline Kirby | 148 | 75 |
| Gary Marcuccilli | 148 | 74 |
| Susan Folger | 148 | 74 |
| Hugh Ford | 149 | 74 |

Ruth Pavey
Assistant Company Secretary
29 April 2008

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